EXHIBIT 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the incorporation by reference in this Registration Statement on Form S-8 and related Offering Circular pertaining to the Brooks Fiber Properties, Inc. 1997 Stock Incentive Plan of our reports on the financial statements of Brooks Fiber Properties, Inc. dated February 12, 1997, except for
Note 14 which is as of February 25, 1997, relating to the consolidated balance sheets of Brooks Fiber Properties, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996, and the related schedules, which reports appear in the December 31, 1996 annual report on From 10-K of Brooks Fiber Properties, Inc.


                                 KPMG PEAT MARWICK LLP

St. Louis, Missouri
April 30, 1997